May 17, 2018

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Office of Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE, Mail Stop 3720

Washington, D.C. 20549

Re:	Cogent Communications Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 23, 2018
File No. 000-51829

Dear Mr. Spirgel,

This letter sets forth Cogent Communications Holdings, Inc.’s (the “Company,” “we,” or “our”) response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 8, 2018.  The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

General Overview, page 26

1.                                     We note your disclosures that your strategy includes pursuing on-net customer growth as your on-net services generate greater profit margins.  We also note your disclosure that you believe “growth in Internet traffic has a more significant impact on our net-centric customers” who are primarily buyers of on-net services.  Given the importance of on-net services and net-centric customers, please expand your MD&A discussion to balance disclosures throughout the filing with the fact that on-net revenue as a percentage of total revenue has decreased each year over the past three fiscal years and net-centric revenue as a percentage of total revenue has also decreased each year over the past three fiscal years.

Response:

In response to the Staff’s comments, in our next Quarterly Report on Form 10-Q, we will revise and expand our MD&A discussion to balance our disclosures regarding the decline in our on-net revenue and our net-centric revenue as a percentage of our total revenue.  Our proposed revised disclosure using our results for the year ended December 31, 2017 as compared to the year ended December 31, 2016 is included below in our response to the Staff’s second comment.

Results of Operations, page 28

2.                                     Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period.  We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes.  For example, you attribute an increase in revenue to “an increase in the number of...customers” and attribute increased network operations expenses to “an increase in costs.”  However, you do not fully analyze the underlying reasons for these changes.  Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.  Please refer to Item 303 of Regulation S-K and Securities Act Release No. 33-8350.

Response:

In response to the Staff’s comments, in our next Quarterly Report on Form 10-Q, we will revise and expand our disclosure to include additional underlying business reasons for material changes to each component of our results of operations.  Our proposed revised disclosure using our results for the year ended December 31, 2017 as compared to the year ended December 31, 2016 is included below.

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Item 6. Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this report. The discussion in this report contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this report should be read as applying to all related forward-looking statements wherever they appear in this report. Factors that could cause or contribute to these differences include those discussed in “Item 1A. Risk Factors,” as well as those discussed elsewhere. You should read “Item 1A. Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include, but are not limited to:

Future economic instability in the global economy, which could affect spending on Internet services; the impact of changing foreign exchange rates (in particular the Euro to US dollar and Canadian dollar to US dollar exchange rates) on the translation of our non-US dollar denominated revenues, expenses, assets and liabilities; legal and operational difficulties in new markets; the imposition of a requirement that we contribute to the United States Universal Service Fund on the basis of our Internet revenue; changes in government policy and/or regulation, including rules regarding data protection, cyber security and net neutrality; increasing competition leading to lower prices for our services; our ability to attract new customers and to increase and maintain the volume of traffic on our network; the ability to maintain our Internet peering arrangements on favorable terms; our ability to renew our long-term leases of optical fiber that comprise our network; our reliance on an equipment vendor, Cisco Systems Inc., and the potential for hardware or software problems associated with such equipment; the dependence of our network on the quality and dependability of third-party fiber providers; our ability to retain certain customers that comprise a significant portion of our revenue base; the management of network failures and/or disruptions; and outcomes in litigation as well as other risks discussed from time to time in our filings with the Securities and Exchange Commission, including, without limitation, this annual report on Form 10-K.

General Overview

We are a facilities-based provider of low-cost, high-speed Internet access, private network services and data center colocation space. Our network is specifically designed and optimized to transmit packet-switched data using IP. We deliver our services primarily to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations in North America, Europe and in Asia.

Our on-net service consists of high-speed Internet access and private network services at speeds ranging from 100 Megabits per second to 100 Gigabits per second. We offer our on-net services to customers located in buildings that are physically connected to our network. We provide on-net Internet access and private network services to corporate customers and net-centric customers. Our corporate customers are located in multi-tenant office buildings and in our data centers and typically include law firms, financial services firms, advertising and marketing firms and other professional services businesses. Our net-centric customers include bandwidth-intensive users such as other Internet access providers, telephone companies, cable television companies, web hosting companies, content delivery networks and commercial content and application service providers. These net-centric customers generally receive our services in colocation facilities and in our data centers.

Our off-net services are sold to businesses that are connected to our network primarily by means of “last mile” access service lines obtained from other carriers, primarily in the form of metropolitan Ethernet circuits. Our non-core services, which consist primarily of legacy services of companies whose assets or businesses we have acquired. We do not actively market these non-core services and expect the service revenue associated with them to continue to decline.

Our network is comprised of in-building riser facilities, metropolitan optical fiber networks, metropolitan traffic aggregation points and inter-city transport facilities. Our network is physically connected entirely through our facilities to 2,506 buildings in which we provide our on-net services, including 1,653 multi-tenant office buildings. We also provide on-net services in carrier-neutral data centers, Cogent controlled data centers and single-tenant office buildings. We operate 53 Cogent controlled data centers totaling 603,000 square feet. Because of our integrated network architecture, we are not dependent on local telephone companies or cable companies to serve our on-net customers. We emphasize the sale of our on-net services because we believe we have a competitive advantage in providing these services and these services generate gross profit margins that are greater than the gross profit margins of our off-net services.  However, over the past three years our off-net revenue has grown faster than our on-net revenue.

We believe our key growth opportunity is provided by our high-capacity network, which provides us with the ability to add a significant number of customers to our network with minimal direct incremental costs. Our focus is to add customers to our network in a way that maximizes its use and at the same time provides us with a profitable customer mix. We are responding to this opportunity by increasing our sales and marketing efforts including increasing our number of sales representatives and expanding our network to locations that we believe can be economically integrated and represent significant concentrations of Internet traffic. One of our keys to developing a profitable business will be to carefully match the cost of extending our network to reach new customers with the revenue expected to be generated by those customers. In addition, we may add customers to our network through strategic acquisitions.

We believe some of the most important trends in our industry are the continued long-term growth in Internet traffic and a decline in Internet access prices on a per megabit basis. The effective price per megabit for our corporate customers is declining as the bandwidth utilization and connection size of our corporate customer connections increases. As Internet traffic continues to grow and prices per unit of traffic continue to decline, we believe we can continue to load our network and gain market share from less efficient network operators. However, continued erosion in Internet access prices will likely have a negative impact on the rate at which we can increase our revenues and our profitability. Our revenue may also be negatively affected if we are unable to grow our Internet traffic or if the rate of growth of Internet traffic does not offset an expected decline in our per unit pricing. We do not know if Internet traffic will increase or decrease, or the rate at which it will increase or decrease. Changes in Internet traffic will be a function of the number of Internet users, the amount of time users spend on the Internet, the applications for which the Internet is used, the bandwidth intensity of these applications and the pricing of Internet services, and other factors.

The growth in Internet traffic has a more significant impact on our net-centric customers who represent the vast majority of the traffic on our network and who tend to consume the majority of their allocated bandwidth on their connections. Net-centric customers tend to purchase their service on a price per megabit basis. Our corporate customers tend to utilize a small portion of their allocated bandwidth on their connections and tend to purchase their service on a per connection basis. Over the past three years, our revenue from corporate customers has grown faster than our revenue from net-centric customers.

We are a facilities-based provider of Internet access and communications services. Facilities-based providers require significant physical assets, or network facilities, to provide their services. Typically when a facilities-based network services provider begins providing its services in a new jurisdiction losses are incurred for several years until economies of scale have been achieved. Our foreign operations are in Europe, Canada, Mexico and Asia. Europe accounts for roughly 75% of our foreign operations. Our European operations have incurred losses and will continue to do so until our European customer base and revenues have grown enough to achieve sufficient economies of scale.

Due to our strategic acquisitions of network assets and equipment, we believe we are well positioned to grow our revenue base. We continue to purchase and deploy network equipment to parts of our network to maximize the utilization of our assets and to expand and increase the capacity of our network. Our future capital expenditures will be based primarily on the expansion of our network and the addition of on-net buildings. We plan to continue to expand our network and to increase the number of on-net buildings we serve including multi-tenant office buildings, carrier neutral data centers and Cogent controlled data centers. Many factors can affect our ability to add buildings to our network. These factors include the willingness of building owners to grant us access rights, the availability of optical fiber networks to serve those buildings, the cost to connect buildings to our network and equipment availability.

Results of Operations

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Our management reviews and analyzes several key financial measures in order to manage our business and assess the quality of and variability of our service revenue, operating results and cash flows. The following summary tables present a comparison of our results of operations with respect to certain key financial measures. The comparisons illustrated in the tables are discussed in greater detail below.

	Year Ended
	December 31,		Percent
	2017	2016	Change
	(in thousands)
Service revenue	$485,175	$446,900	8.6%
On-net revenues	346,445	323,602	7.1%
Off-net revenues	137,892	122,337	12.7%
Non-core revenues	838	961	(12.8)%
Network operations expenses(1)	209,278	194,066	7.8%
Selling, general, and administrative expenses(2)	127,915	120,709	6.0%
Depreciation and amortization expenses	75,926	75,235	0.9%
Gains on equipment transactions	3,862	7,739	(50.1)%
Interest expense	48,467	40,803	18.8%
Income tax expense	25,242	9,331	170.5%

NM—Not meaningful

(1)                                 Includes non-cash equity-based compensation expense of $604 and $573 for 2017 and 2016, respectively.

(2)                                 Includes non-cash equity-based compensation expense of $12,686 and $10,162 for 2017 and 2016, respectively.

	Year Ended
	December 31,		Percent
	2017	2016	Change
Other Operating Data
Average Revenue Per Unit (ARPU)
ARPU—on net	$506	$548	(7.8)%
ARPU—off-net	$1,239	$1,284	(3.5)%
Average price per megabit	$1.11	$1.34	(17.4)%
Customer Connections—end of period
On-net	61,334	52,874	16.0%
Off-net	9,953	8,598	15.8%

Service Revenue.  Our service revenue increased 8.6% from 2016 to 2017. Exchange rates positively impacted our increase in service revenue by approximately $1.9 million. All foreign currency comparisons herein reflect results for 2017 translated at the average foreign currency exchange rates for 2016. We increased our total service revenue by increasing the number of sales representatives selling our services, by expanding our network, by adding additional buildings to our network, by increasing our penetration into the buildings connected to our network and by gaining market share by offering our services at lower prices than our competitors.  For 2017 and 2016, on-net, off-net and non-core revenues represented 71.4%, 28.4% and 0.2% and 72.4%, 27.4% and 0.2% of our service revenue, respectively. Our on-net revenue declined as a percentage of our total revenue because, while the customer connection annual growth rates were similar for both our on-net and off-net revenues, our off-net ARPU was approximately 2.5 times greater than our on-net ARPU for 2017.

Revenue recognition standards include guidance relating to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, gross receipts taxes, Universal Service Fund fees and certain state regulatory fees. We record these taxes billed to our customers on a gross basis (as service revenue and network operations expense) in our consolidated statements of operations. The impact of these taxes including the Universal Service Fund resulted in an increase of our revenues for 2017 of approximately $1.8 million.

Our net-centric customers tend to purchase their service on a price per megabit basis. Our corporate customers tend to utilize a small portion of their allocated bandwidth on their connections and tend to purchase their service on a per connection basis. Revenue from our corporate and net-centric customers represented 62.3% and 37.7% of our service revenue, respectively, for 2017, and represented 60.4% and 39.6% of our service revenue, respectively, for 2016. Revenue from corporate customers increased 11.8% from $270.1 million for 2016 to $302.1 million for 2017 due to an increase in our number of corporate customers. Revenue from our net-centric customers increased by 3.6% from $176.8 million for 2016 to $183.1 million for 2017 primarily due to an increase in our number of net-centric customers, partially offset by a decline in our average price per megabit. Our revenue from our net-centric customers has declined as a percentage of our total revenue and grew at a slower rate than our corporate customer revenue because net-centric customers purchase our services based upon a price per megabit basis and our average price per megabit declined by 17.4% from 2016 to 2017. Additionally, the net-centric market experiences a greater level of pricing pressure than the corporate market and net-centric customers who renew their service with us expect their renewed service to be at a lower price than their current price. We expect that our average price per megabit will to continue to decline at similar rates which would result in our corporate revenues continuing to represent a greater portion of our total revenues and our net-centric revenues to grow at a lower rate than our corporate revenues.

Our on-net revenue increased 7.1% from 2016 to 2017. We increased the number of our on-net customer connections by 16.0% from December 31, 2016 to December 31, 2017. On-net customer connections increased at a greater rate than on-net revenues primarily due to the 7.8% decline in our on-net ARPU, primarily from a decline in ARPU for our net centric customers. ARPU is determined by dividing revenue for the period by the average customer connections for that period. Our average price per megabit for our installed base of customers is determined by dividing the aggregate monthly recurring fixed charges for those customers by the aggregate committed data rate for the same customers. The decline in on-net ARPU is partly attributed to volume and term based pricing discounts. Additionally, on-net customers who cancel their service from our installed base of customers, in general, have an ARPU that is greater than the ARPU for our new customers due to declining prices primarily for our on-net services sold to our net-centric customers. These trends resulted in the reduction to our on-net ARPU and a 17.4% decline in our average price per megabit for our installed base of customers.

Our off-net revenue increased 12.7% from 2016 to 2017. Our off-net customer connections increased 15.8% from December 31, 2016 to December 31, 2017. Our off-net customer connections increased at a greater rate than our off-net revenue due to the 3.5% decrease in our off-net ARPU.

Our non-core revenue decreased 12.8% from 2016 to 2017. We do not actively market these acquired non-core services and expect that the service revenue associated with them will continue to decline.

Network Operations Expenses.  Network operations expenses include the costs of personnel associated with service delivery, network management, and customer support, network facilities costs, fiber and equipment maintenance fees, leased circuit costs, and access and facilities fees paid to building owners. Non-cash equity-based compensation expense is included in network operations expenses consistent with the classification of the employee’s salary and other compensation. Our network operations expenses, including non-cash equity-based compensation expense, increased 7.8% from 2016 to 2017 as we are connected to 15.8% more customer connections and we were connected to 133 more on-net buildings as of December 31, 2017 compared to December 31, 2016.   The increase in network operations expenses is primarily attributable to an increase in costs related to our network and facilities expansion activities and the increase in our off-net revenues. When we provide off-net services we also assume the cost of the associated tail-circuits.

Selling, General, and Administrative Expenses (“SG&A”).  Our SG&A expenses, including non-cash equity-based compensation expense, increased 6.0% from 2016 to 2017. Non cash equity-based compensation expense is included in SG&A expenses consistent with the classification of the employee’s salary and other compensation and was $10.2 million for 2016 and $12.7 million for 2017. SG&A expenses increased primarily from an increase in salaries and related costs required to support our expansion and increases in our sales efforts and an increase in our headcount partly offset by a $2.0 million decrease in our legal fees primarily associated with U.S. net neutrality and interconnection regulatory matters and a $3.1 million charge related to a proposed settlement of a class action wage and hour claim for certain of our current and past sales reps that we incurred in 2016. Our sales force headcount increased by 5.9% from 542 at December 31, 2016 to 574 at December 31, 2017 and our total headcount increased by 4.7% from 887 at December 31, 2016 to 929 at December 31, 2017.

Depreciation and Amortization Expenses.  Our depreciation and amortization expenses increased 0.9% from 2016 to 2017. The increase is primarily due to the depreciation expense associated with the increase related to newly deployed fixed assets more than offsetting the decline in depreciation expense from fully depreciated fixed assets.

Gains on Equipment Transactions.  We exchanged certain used network equipment and cash consideration for new network equipment resulting in gains of $7.7 million for 2016 and $3.9 million for 2017. The gains are based upon the excess of the estimated fair value of the new network equipment over the carrying amount of the returned used network equipment and the cash paid.  The reduction in gains from 2016 to 2017 was due to purchasing more equipment under the exchange program in 2016 than we purchased in 2017.

Interest Expense.  Interest expense results from interest incurred on our $375.0 million of senior secured notes, interest incurred on our $189.2 million of senior unsecured notes, interest on our installment payment agreement and interest on our capital lease obligations. Our interest expense increased by 18.8% from 2016 to 2017 primarily due to our issuance of $125.0 million of senior secured notes in December 2016. In the second quarter of 2016, we paid $10.9 million for the purchase of $10.8 million of par value and accrued interest of our $200.0 million senior unsecured notes reducing the principal to $189.2 million and resulting in a loss of $0.2 million. The loss resulted from the write off of the remaining unamortized debt issuance costs related to the purchased notes. In June 2016, we elected to repay the outstanding $17.1 million principal balance of the installment payment agreement before its maturity date resulting in a loss of $0.4 million from the remaining unamortized discount.

Income Tax Expense.  Our income tax expense was $25.2 million for 2017 and $9.3 million for 2016. The increase in our income tax expense was primarily related to an increase in deferred income tax expense due to an increase in income before taxes in the United States and the impact of the Tax Cuts and Jobs Act (the “Act”). On December 22, 2017, the President of the United States signed into law the Act. The Act amended the Internal Revenue Code and reduced the corporate tax rate from a maximum rate of 35% to a flat 21% rate. The rate reduction is effective on January 1, 2018 and may reduce our future income taxes payable once we become a cash taxpayer in the United States. As a result of the reduction in the corporate income tax rate and other provisions under the Act, we were required to revalue our net deferred tax asset at December 31, 2017 resulting in a reduction in our net deferred tax asset of $9.0 million and we recorded a transition tax of $2.3 million related to our foreign operations for a total income tax expense of approximately $11.3 million, which was recorded as additional noncash income tax expense in the three months and year ended December 31, 2017. The actual impact on our net deferred tax asset may vary from this amount from certain changes in interpretations and assumptions we have made and as further guidance related to the Act may be issued.

Buildings On-net.  As of December 31, 2017 and 2016 we had a total of 2,506 and 2,373 on-net buildings connected to our network, respectively. The increase in buildings from 2016 to 2017 was a result of our disciplined network expansion program. We anticipate adding a similar number of buildings to our network for the next several years.

I hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 295-4200 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Yours truly,

/s/ Thaddeus Weed
Thaddeus Weed
Chief Financial Officer
Cogent Communications Holdings, Inc.

cc:	Robert Beury, Cogent Communications Holdings, Inc.
Wesley Epton, Ernst & Young LLP
Brian D. Miller, Latham & Watkins LLP